                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 Rent-Way, Inc.
                           --------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    76009U104
                           --------------------------
                                 (CUSIP Number)

                                Michael D. Walts
                                  P. O. Box 653
                            New Albany, Indiana 47150
                                 (812) 949-0500
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                           Donald I.N. McKenzie, Esq.
                               Sherrard & Roe, PLC
                          424 Church Street, Suite 2000
                           Nashville, Tennessee 37219

                                 April 25, 2000
                           --------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this statement: [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                         (Continued on following pages)


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CUSIP Number: 76009U104                                        Page 2 of 6 Pages
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1.       Name of Reporting Person and I.R.S. Identification Number

                                Michael D. Walts


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2.       Check the Appropriate Row if a member of a Group (See Instructions)

                                            (a)  [ ]
                                            (b)  [ ]


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3.       SEC Use Only


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4.       Source of Funds

                                 00 - See Item 3


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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)

                                                 [ ]


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6.       Citizenship or Place of Organization

                                  United States


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CUSIP Number: 76009U104                                        Page 3 of 6 Pages
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         Number of Shares Beneficially Owned by Each Reporting Person With:

 Number                  7.  Sole Voting Power                        1,023,920
 of Shares
 Beneficially            8.  Shared Voting Power                            264
 Owned
 By Each                 9.  Sole Dispositive Power                   1,023,920
 Reporting
 Person                  10. Shared Dispositive Power                       264
 With:


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11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                                                     1,024,184

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                     [ ]


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13.      Percent of Class Represented by Amount in Row (11)

                                                       4.3%


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14.      Type of Reporting Person

                                       IN


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CUSIP Number: 76009U104                                        Page 4 of 6 Pages
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         ITEM 1.   SECURITY AND ISSUER.

         This Amendment Number 1 amends the statement on Schedule 13D previously filed in connection with the ownership of Common Stock, no par value ("Rent-Way Common Stock"), of Rent-Way, Inc., a Pennsylvania corporation ("Rent-Way"). Rent-Way's principal executive offices are located at One RentWay Place, Erie, Pennsylvania 16505. A Schedule 13D with respect to Mr. Walts' ownership of Rent-Way Common Stock was filed by Mr. Walts on December 22, 1998. The Schedule 13D incorrectly stated the total number of shares of Rent-Way Common Stock owned by Mr. Walts as of that date. This Amendment Number 1 to Schedule 13D (i) corrects the information previously disclosed in the Schedule 13D, and (ii) provides current information regarding Mr. Walts' ownership of the Rent-Way Common Stock.

         ITEM 3 is hereby amended by restating the first paragraph thereof except for the amendment of the last two sentences as set forth below.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 1, 1998, by and between Rent-Way and Home Choice, Inc., a Delaware corporation ("Home Choice"), Home Choice was merged with and into Rent-Way (the "Merger"). At the Effective Time of the Merger (as defined in the Merger Agreement), each outstanding share of Common Stock (other than treasury shares) of Home Choice ("Home Choice Common Stock") converted into the right to receive 0.588 shares of Rent-Way Common Stock. Fractional shares were not issued, but the holders thereof were paid in cash in an amount equal to the product of such fraction multiplied by the closing sale price of one share of Rent-Way Common Stock on the New York Stock Exchange on the day of the Effective Time of the Merger. Prior to the Merger, Mr. Walts was the beneficial owner of 2,230,000 shares of Home Choice Common Stock and his wife was the beneficial owner of 500 shares of Home Choice Common Stock. As a result of the Merger, such shares converted into 1,311,240 shares and 264 shares of Rent-Way Common Stock, respectively.

         ITEM 5 is hereby amended to add the following information:

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Walts may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 ("Rule 13d-3")) under the Securities Exchange Act of 1934 of 1,024,184 shares of Rent-Way Common Stock, which constitutes 4.3% of the outstanding shares of Rent-Way Common Stock (based upon 23,662,650 shares of Rent-Way Common Stock outstanding as reported in Rent-Way's Form 10-Q for the quarterly period ended March 31, 2000).

         (b) Mr. Walts has sole power to vote and dispose of 1,023,920 shares of the shares identified in (a) above.

         (c) Mr. Walts might be deemed to share the power to vote and dispose of 264 shares of Rent-Way Common Stock owned by his wife and which are included in the shares identified in (a) above.



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CUSIP Number: 76009U104                                        Page 5 of 6 Pages
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         (d) Mr. Walts sold shares of Rent-Way Common Stock in the amounts and on the dates set forth below:

    Date                         Shares Sold                    Price per Share
    ----                         -----------                    ---------------
July 6, 1999                        31,000                         $25.00
July 9, 1999                        51,320                          25.1189
August 23, 1999                    100,000                          23.0188
April 25, 2000                      50,000                          25.6025
April 26, 2000                      10,000                          26.00
May 1, 2000                          7,500                          26.1083
May 17, 2000                        32,500                          26.7019
May 19, 2000                         5,000                          27.00

In each case, the transaction took place on the New York Stock Exchange. All transactions since the filing of the Schedule 13D have been disclosed due to the discrepancy between the Rent-Way Common Stock owned by Mr. Walts and the amount which was inadvertently reported in the Schedule 13D.

         (e) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above except for Mrs. Walts' ownership of 264 shares of Rent-Way Common Stock.

         (f) Mr. Walts ceased to be the beneficial owner of more than 5% of the Rent-Way Common Stock upon his sale of 50,000 shares of Rent-Way Common Stock on April 25, 2000.



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CUSIP Number: 76009U104                                        Page 6 of 6 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 7, 2000.

                                           /s/ Michael D. Walts
                                           ------------------------------------
                                           Michael D. Walts